Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Venezuela’s Yucal Placer Field Brought on Stream

Paris, April 23, 2004 – Total announces that Phase 1 of the Yucal Placer gas development, located around 100 kilometers southeast of Caracas, Venezuela, has been brought on stream.

Total (69.5%), in partnership with Repsol YPF and Venezuela’s Inelectra and Otepi, was awarded the Yucal Placer Norte and Yucal Placer Sur blocks in 2001, as part of the opening of the country’s gas industry to private investment. Operations are handled by a specially created company, Ypergas.

Phase 1 production will be around 100 million cubic feet of gas per day. The gas is distributed via the national transmission grid. Phase 2 development would increase production to around 300 million cubic feet per day from 2007.

Also in Venezuela, Total is the main shareholder (47%) in the Sincor project to upgrade extra heavy crude oil from the Orinoco Belt to produce around 180,000 barrels of syncrude per day. It also pumps 31,000 barrels of light crude per day from the Jusepin field (55%) in northeastern Venezuela.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com